Item 30. Exhibit (h) ii. i

Amended and Restated Rule 22c-2 Agreement

This Amended and Restated Rule 22c-2 Agreement (“Agreement”) dated November 13, 2012 is entered into by and among Waddell & Reed, Inc. (“Distributor”), as principal underwriter for the Ivy Funds Variable Insurance Portfolios (the “Trust”), and the intermediary firm which is a signatory to this Agreement below (the “Intermediary”), effective as of October 25, 2012.

WHEREAS, the Intermediary issues certain variable life insurance and/or variable annuity contracts “collectively, “Variable Products”) that are supported by one or more separate accounts of the Intermediary (each, an “Account”);

WHEREAS, the Intermediary and the Distributor are parties to an agreement (“Participation Agreement”) under which the Intermediary may submit orders for the purchase and redemption of shares of one or more series of the Trust (each, a “Portfolio”) on behalf of the Accounts to fund the Variable Products in accordance with Variable Product owner instructions and the terms of the Variable Product contracts;

WHEREAS, the Distributor and the Intermediary desire to enter into this Agreement pursuant to Rule 22c-2 under the Investment Company Act of 1940, as amended (“Investment Company Act”), which requires the Intermediary, as a financial intermediary (as that term is defined by the Rule), to provide a Portfolio, upon request, with certain shareholder and Account information in order that the Portfolio can implement its frequent trading policies, and, if requested by the Portfolio, impose certain of the Portfolio’s restrictions, as applicable; and

WHREAS, the Intermediary and the Distributor are parties to a Rule 22c-2 Agreement (the “Prior Agreement”) executed on and effective as of October 25, 2012, and the parties wish to have this Agreement replace the Prior Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Distributor and the Intermediary hereby agree as follows:

1. Shareholder Information

1.1 Agreement to Provide Information. The Intermediary agrees to provide the Portfolio, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the Account, the amount and date of the Shareholder transaction, the name or other identifier of any investment professional(s) associated with the Shareholder(s) or Account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an Account maintained by the Intermediary during the period covered by the request.

1.1.1 Period Covered by Request. Requests must set forth a specific period, not to exceed 90 calendar days from the date of the request, for which transaction information is sought. The Portfolio may request transaction information older than 90 calendar days from the date of the request as they deem necessary to investigate compliance with policies established by the Portfolio for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Portfolio. If requested by the Portfolio, the Intermediary agrees to provide the information specified in 1.1 for each trading day. Unless otherwise specifically requested by the Portfolio, Intermediary shall only be required to provide information relating to Shareholder-Initiated Purchases or Shareholder-Initiated Transfer Redemptions.

1.1.2 Form and Timing of Response. The Intermediary agrees to transmit the requested information that is on its books and records to the Portfolio or its designee promptly, but in any event not later than five (5) business days, after receipt of a request. If the requested information is not on the Intermediary’s books and records, the Intermediary agrees to: (i) provide or arrange to provide to the Portfolio the requested information from Shareholders who hold an account with an indirect intermediary; or (ii) if directed by the Portfolio, block further purchases of Portfolio Shares from such indirect intermediary. In such instance, the Intermediary agrees to inform the Portfolio whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Portfolio should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as in the amendment to Rule 22c-2 under the Investment Company Act proposed February 28, 2006 or as subsequently defined in any adopted amendment to Rule 22c-2.

1.1.3 Limitations on Use of Information. The Portfolio and the Distributor agree:

(a) to keep any information received under this Agreement confidential according to the standard it applies to its own confidential information of a like type;

(b) not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws;

(c) not to disclose the information, without the prior written consent of the Intermediary, to any third-party except the Portfolio’s regulators, Waddell & Reed Investment Management Company, Waddell & Reed Services Company, legal counsel to the Trust, and the Trust’s Board of Trustees when necessary for these parties to evaluate the information in light of the Trust’s anti-dilution policies; and

(d) to notify Intermediary in accordance with applicable state law in the event of a compromise or other breach of the security, confidentiality or integrity of information received from the Intermediary pursuant to this Agreement.

2. Agreement to Restrict Trading. The Intermediary agrees to execute written instructions from the Portfolio to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Portfolio as having engaged in transactions of the Portfolio’s Shares (directly or indirectly through the Intermediary’s (or indirect intermediary’s) Account) that violate policies established by the Portfolio for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Portfolio. Unless otherwise directed by the Portfolio, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through the Intermediary. Instructions must be received by the Intermediary at the following address, or such other address that Intermediary may communicate to the Portfolio in writing from time to time, including, if applicable, an e-mail address and/or facsimile telephone number:

MassMutual Financial Group

Attn: Dick Byrne

1295 State Street M254

Springfield, MA 01111-0001

rbyrne@massmutual.com

860-562-2840

2.1 Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed, including the length of time such restriction(s) shall remain in place. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or Account(s) or other information to which the instruction relates agreed upon by the Intermediary and the Portfolio. Unless otherwise directed by the Portfolio, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary.

2.2 Timing of Response. The Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

2.3 Confirmation by Intermediary. The Intermediary must provide written confirmation to the Portfolio that instructions have been executed. The Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

3. Definitions. For purposes of this Agreement:

3.1 The term “Portfolio” does not include any “excepted funds” as defined in Rule 22c-2(b) under the Investment Company Act.i

3.2 The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Portfolio under the Investment Company Act that are held by the Intermediary.

3.3 The term “Shareholder” means, as applicable, (i) the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name ; (ii) the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of Shares; or (iii) the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary.

3.4 The term “written” includes electronic writings and facsimile transmissions and such other means as the parties may agree to from time-to-time.

3.5 The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Variable Product to a Portfolio, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Variable Product to a Portfolio as a result of “dollar cost averaging” programs, Intermediary-approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Variable Product death benefit; (iii) one-time step-up in Variable Product contract value pursuant to a death benefit; (iv) step-ups in contract value pursuant to a Variable Product living benefit; (v) allocation of assets to a Portfolio through a Variable Product as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Variable Product; or (vi) pre-arranged transfers at the conclusion of a required free look period.

3.6 The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Variable Product out of a Portfolio, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Variable Product out of a Portfolio as a result of annuity payouts, loans, systematic withdrawal programs, Intermediary-approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Variable Product; (iii) within a Variable Product out of a Portfolio as a result of scheduled withdrawals or surrenders from the Variable Product; or (iv) as a result of payment of a death benefit from a Variable Product.

4. Amendments. The Distributor may unilaterally modify this Agreement at any time by written notice to the Intermediary to comply with the requirements of applicable law, any amendments to Rule 22c-2 and any interpretation by the Staff of the Securities and Exchange Commission. The first order in Shares placed by the Intermediary subsequent to the receipt of such notice shall be deemed acceptance by the Intermediary of the modification to this Agreement described in such notice.

5. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the state indicated in the Participation Agreement’s choice of law provision, without giving effect to principles of conflicts of laws.

6. Assignment. Neither party may assign this Agreement, or any of the rights, obligations, or liabilities under this Agreement, without the written consent of the other party.

7. Participation Agreement. To the extent that the provisions of this Agreement and the provisions of the Participation Agreement are in conflict, the provisions of this Agreement shall control with respect to the subject matter of this Agreement. Termination of this Agreement by either party shall not automatically result in a termination of the Participation Agreement.

8. Third-Party Beneficiaries. Each Portfolio shall have the right to enforce all terms and provisions of this Agreement against any and all parties hereto and or otherwise involved in the activities contemplated herein. A request by the Distributor or the Portfolio’s transfer agent shall be deemed a request by the Portfolio, and information or communications from the Intermediary to the Distributor shall be deemed provided to the Portfolio.

9. Right to Suspend Trading by Intermediary. Each Portfolio may, in its discretion, suspend or cease offering Shares for purchase through the Intermediary if the Intermediary fails to satisfy its obligations under this Agreement.

10. Indemnification. The Intermediary shall indemnify and hold harmless the Distributor and each Portfolio and their respective directors, officers, employees, affiliates and agents (“Indemnified Parties”) from and against any and all losses, claims, liabilities and expenses (including reasonable attorney’s fees and expenses) (“Losses”) incurred by any of them arising out of (i) any willful misconduct or negligence by the Intermediary in the performance of, or failure to perform, its obligations under this Agreement, including but not limited to, the Intermediary’s failure to timely provide information that is accurate and in proper form, as required under Section 1 of this Agreement, or to timely restrict trading in accordance with Section 2 of this Agreement. This Section shall survive termination of this Agreement.

11. Termination. This Agreement will terminate upon the date Trust shares are no longer held by the Intermediary and no longer made available as investment options to Shareholders or the date of termination of the Participation Agreement, if later.

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IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

WADDELL & REED, INC.

/s/ Thomas Butch
By:	Thomas Butch

Title:	President

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ Eric Wietsma
By:	Eric Wietsma

Title:	Senior Vice President

[i]

As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.